Exhibit 33.1
Report on Assessment of Compliance With Applicable Servicing Criteria
for Asset-Backed Securities of Nissan Motor Acceptance Corporation

Report on Assessment of Compliance with Applicable Servicing Criteria
1.
Nissan Motor Acceptance Corporation (“NMAC”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the 12-month period ended March 31, 2017 (the “Reporting Period”).  The transactions covered by this report include registered asset-backed securities sponsored by NMAC involving securitization of motor vehicle retail installment sale contracts and lease contracts serviced by NMAC (the "Platform");

2.
NMAC has engaged certain vendors (the “Vendors”) to perform specific, limited or prescribed activities, and NMAC elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors’ activities and NMAC represents that such Vendors are not servicers as defined in paragraph (j) of Item 1101 of Regulation AB;

3.	Presented in Appendix A hereto are the servicing criteria (and portions thereof) impacted by the Vendors’ activities and for which NMAC is assuming responsibility;
4.	Except as set forth in paragraphs 5 and 6 below, NMAC used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess compliance with the applicable servicing criteria;
5.
NMAC has determined that criteria 1122(d)(1)(iii), (d)(1)(iv), (d)(2)(vi), (d)(4)(ix), (d)(4)(x) and (d)(4)(xv) are not applicable to NMAC based on the activities it performs, directly or through its Vendors or subsidiaries, with respect to the Platform;

6.
NMAC has determined that criteria 1122(d)(2)(ii) and (d)(3)(ii)-(iii) pertaining to the actual disbursement or remittance of funds to investors and criteria 1122(d)(2)(iv) and (d)(3)(iv) do not apply to NMAC since performing such activities in connection with these criteria are the responsibility of the applicable indenture trustee;

7.
Other than as described in the next sentence, NMAC has complied, in all material respects, with the applicable servicing criteria as of March 31, 2017 and for the Reporting Period with respect to the Platform taken as a whole.  With respect to the servicing criterion set forth in Item 1122(d)(2)(iii), advances of funds were not made, reviewed and approved as specified in the transaction agreements for certain transactions within the Platform, as described in Appendix B hereto;

8.
NMAC has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of March 31, 2017 and for the Reporting Period with respect to the Platform taken as a whole;

9.
NMAC has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of March 31, 2017 and for the Reporting Period with respect to the Platform taken as a whole; and

10.	Ernst & Young LLP (“E&Y”), a registered public accounting firm, has issued an attestation report on NMAC’s assessment of compliance with the applicable servicing criteria for the Reporting Period.
June 23, 2017
                                                                                NISSAN MOTOR ACCEPTANCE CORPORATION
                                                                           By:  /s/ Mark Kaczynski
                                                                                  Name:         Mark Kaczynski
                                                                                  Title:             President and
                                                                                   Chief Executive Officer

APPENDIX A
Reference	Servicing Criteria
Cash Collection and Administration
1122(d)(2)(i)
Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements.

1122(d)(2)(vii)
Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.

Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.
1122(d)(4)(vii)
Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.

APPENDIX B
Reference	Servicing Criteria

1122(d)(2)(iii)
Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements

Discussion of Non-Compliance
Under the transaction agreements for the lease asset-backed securities transactions included in the Platform and subject to specified conditions, NMAC, as Servicer, is required to make advances with respect to the residual value of vehicles after the scheduled maturity of the related leases.  Due to an inaccuracy in NMAC’s reporting system, residual value advances in the lease asset-backed securities transactions included in the Platform were not in all cases made by the Servicer on the required deposit dates.

For the Nissan Auto Lease Trust 2014-B (“NALT 2014-B”) transaction, as a result of the failure of the Servicer to make required residual advances and the resulting shortfall in available collections, funds were withdrawn from the reserve account in order to make payments to the related noteholders and other transaction parties on the October 2016 and November 2016 payment dates; no withdrawals from reserve accounts were necessary for other transactions.  Following investigation and an analysis of the reporting system, the Servicer made a deposit to the NALT 2014-B collection account in the November 2016 payment period to return the balance of the reserve account to the required reserve account amount and included in the servicer report for the December 2016 payment date the correct amount of residual advances (after giving effect to the distributions and application of collections on the October 2016 and November 2016 payment dates).

NMAC has corrected the inaccuracy in its reporting system, and has confirmed that residual advances for subsequent periods have been calculated in accordance with the transaction agreements.  NMAC has concluded that the identified material instance of non-compliance did not result in any material adverse effect on noteholders or change the amount or timing of payments to noteholders.